Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: September 30, 2021

GS Acquisition Holdings Corp II Announces Special Meeting Date to Approve Proposed Business Combination with Mirion Technologies

Significant Updates:

•	GS Acquisition Holdings Corp II has filed a definitive proxy statement / prospectus with the SEC

•	A Special Meeting of GSAH II Shareholders will be held on October 19, 2021 at 10:00 a.m. ET

•	The business combination is expected to close on October 21, 2021, subject to the satisfaction of closing conditions

September 30, 2021 — NEW YORK — GS Acquisition Holdings Corp II (“GSAH”) (NYSE: GSAH, GSAHU, GSAHWS), a special purpose acquisition company, and Mirion Technologies, a global leader in radiation detection & measurement technologies, announced today the filing of a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). GSAH also announced that it will hold a special meeting of its stockholders (the “Special Meeting”) on October 19th, 2021 at 10:00 am ET to consider and approve the proposed business combination (the “business combination”) with Mirion Technologies, Inc. (“Mirion”).

Tom Knott, Chief Executive Officer of GSAH, commented, “We are pleased to reach this significant milestone in the transaction process, which will lead to Mirion becoming a public company upon approval by GSAH stockholders and satisfaction of other closing conditions. Mirion is a high quality, defensive business with a long and profitable operating history, strong and resilient cash flows, with multiple paths for continued growth and margin expansion. We have never been more excited about the future of Mirion and look forward to closing our planned business combination.”

The definitive proxy statement/prospectus and a notice of voting and instruction form or a proxy card related to the special meeting is expected to be first mailed on or about September 30, 2021 to GSAH stockholders of record as of September 23, 2021, the record date for the Special Meeting. At the Special Meeting, stockholders of GSAH will be asked to vote upon a proposal to approve the business combination with Mirion and additional proposals related to the business combination. The business combination, if approved by GSAH’s stockholders, is expected to close on October 21, 2021, subject to satisfaction or waiver of other closing conditions, including certain regulatory approvals.

The Special Meeting is scheduled to take place on October 19, 2021 at 10:00 a.m., Eastern Time, and will be held exclusively in a virtual format. Additional details regarding the proposals and the Special Meeting are available in the definitive proxy statement/prospectus relating to the Special Meeting. Stockholders can view GSAH’s definitive proxy statement/prospectus at the link here.

If you are a GSAH stockholder of record as of September 23, 2021, you may submit your vote before the Special Meeting in any of the following ways:

•	Use the toll-free number shown on your voting instruction form;

•	Visit the website shown on your voting instruction form to vote via the Internet; or

•	Complete, sign, date and return the proxy card in the postage-paid envelope provided.

Stockholders of record can also vote their shares electronically during the Special Meeting via live audio webcast by visiting https://www.cstproxy.com/gsacquisitioncorpii/2021/. You will need the control number that is printed on your proxy card to enter the Special Meeting. GSAH recommends that you log in at least 15 minutes before the Special Meeting to ensure you are logged in when the Special Meeting starts.

Upon completion of the business combination, GSAH will change its name to “Mirion Technologies, Inc.” Following the consummation of the business combination, Mirion’s Class A common stock and public warrants are expected to begin trading on the New York Stock Exchange under the symbols “MIR” and “MIRW”, respectively. The business combination, which was first announced on June 17, 2021, has been unanimously approved by the boards of directors of both GSAH and Mirion’s parent company and is subject to the approval by GSAH stockholders and other customary conditions, including certain regulatory approvals.

About Mirion

Mirion Technologies is a leading provider of detection, measurement, analysis and monitoring solutions to the nuclear, defense, medical and research end markets. The organization aims to harness its unrivaled knowledge of ionizing radiation for the greater good of humanity. Many of the company’s end markets are characterized by the need to meet rigorous regulatory standards, design qualifications and operating requirements. Headquartered in Atlanta (GA – USA), Mirion employs around 2,500 people and operates in 13 countries. For more information, and for the latest news and content from Mirion, visit Mirion.com. Mirion is currently a portfolio company of Charterhouse Capital Partners, LLP.

About GSAH

GS Acquisition Holdings Corp II (NYSE: GSAH) is a special purpose acquisition company formed for the purpose of effecting merger, stock purchase or similar business combination with one or more businesses. The company is sponsored by an affiliate of The Goldman Sachs Group, Inc. In June 2020, GSAH completed its initial public offering, raising $750 million from investors.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.

Disclaimer

This press release relates to the proposed business combination. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

For investor inquiries, please contact:

GS Acquisition Holdings Corp II

Please email: IR-GSPCS@gs.com

For media inquiries, please contact:

Phil Denning / Nora Flaherty

E MirionPR@icrinc.com

Patrick Scanlan

Goldman Sachs & Co. LLC

T +1 212-902-5400